Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

May 3, 2019

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	South Mountain Merger Corp.
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, South Mountain Merger Corp., a Delaware corporation (the “Company”), we confidentially submit a draft registration statement on Form S-1 (the “Registration Statement”) for an underwritten offering of Units consisting of common stock and warrants.  The Registration Statement is confidentially submitted pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act, as amended, for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309 or Kelly Whelan at (212) 373-3465.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Christian O. Nagler, Esq. Kirkland & Ellis LLP Charles Bernicker South Mountain Merger Corp.